Exhibit 21.0

SIGNIFICANT DIRECT AND INDIRECT SUBSIDIARIES OF OCWEN FINANCIAL CORPORATION

Name	State or Other Jurisdiction of Organization

Ocwen Loan Servicing, LLC (1)	Delaware

Ocwen Mortgage Servicing, Inc. (1)	U.S. Virgin Islands

Homeward Residential Holdings, Inc.	Delaware

Homeward Residential, Inc. (1)	Delaware

Litton Loan Servicing, L.P. (1)	Delaware

Real Estate Servicing Solutions, Inc. (1)	Florida

Ocwen Servicer Advance Receivables Company II, Inc. (2)	Delaware

Ocwen Servicer Advance Receivables Funding Company II Ltd. (2)	Cayman Islands

Prism Advance Receivable Trust (2)	Delaware

AH Mortgage Advance Corporation (2)	Delaware

AH Mortgage Advance Corporation III (2)	Delaware

(1)	Operating company
(2)	Special purpose entity